SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                         For the month of October, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [x] Form 40-F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [_] No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 8, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                    By: /s/ Pedro Toll

                                    Name: Pedro Toll
                                    Title: Deputy Manager

                                                              September 21, 2004

{LOGO]

                     BANCO LATINOAMERICANO DE EXPORTACIONES
            BALANCE SHEETS* December 2003 and January to August 2004
                                 (In Balboas)**

--------------------------------------------------------------------------------------------------------------------------
                                                                           2003                       2004
--------------------------------------------------------------------------------------------------------------------------
                 Description               Absolute           %           December           January          February
--------------------------------------------------------------------------------------------------------------------------
LIQUID ASSETS                             -60,606,629.42     -31.76     190,799,943.18    192,064,648.30    234,316,239.13
--------------------------------------------------------------------------------------------------------------------------
     Local Deposits in Banks                   -4,010.63      -2.59         154,867.09        148,473.17        172,395.85
--------------------------------------------------------------------------------------------------------------------------
         Demand                                -4,010.63      -2.59         154,867.09        148,473.17        172,395.85
--------------------------------------------------------------------------------------------------------------------------
         Time                                       0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
     Foreign Deposits in Banks            -60,592,649.14     -31.80     190,519,519.42    191,777,453.20    234,061,676.10
--------------------------------------------------------------------------------------------------------------------------
         Demand                             2,206,386.97     306.24         720,483.31      3,182,508.52      2,934,580.72
--------------------------------------------------------------------------------------------------------------------------
         Time                             -62,799,036.11     -33.09     189,799,036.11    188,594,944.68    231,127,095.38
--------------------------------------------------------------------------------------------------------------------------
Less Allowance                                      0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
     Local                                          0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
     Foreign                                        0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
     Others                                    -9,969.65      -7.94         125,556.67        138,721.93         82,167.18
--------------------------------------------------------------------------------------------------------------------------
CREDIT PORTFOLIO                         -229,198,297.89     -13.21   1,735,136,671.38  1,729,608,465.58  1,677,488,314.06
--------------------------------------------------------------------------------------------------------------------------
     Local                                 80,186,022.83      37.96     211,227,524.30    167,786,374.36    177,192,240.23
--------------------------------------------------------------------------------------------------------------------------
     Foreign                             -142,113,119.99      -9.33   1,523,909,147.08  1,561,822,091.22  1,500,296,073.83
--------------------------------------------------------------------------------------------------------------------------
Less Allowance                            -54,137,559.80     -24.45     221,408,760.53    213,595,077.66    209,716,532.79
--------------------------------------------------------------------------------------------------------------------------
     Local                                -30,008,578.39     -28.35     105,866,145.18    100,059,570.12     95,403,704.25
--------------------------------------------------------------------------------------------------------------------------
     Foreign                              -24,128,981.41     -20.88     115,542,615.35    113,535,507.54    114,312,828.54
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT SECURITIES                       6,295,567.48       5.61     112,295,247.89    111,905,462.66    111,673,317.31
--------------------------------------------------------------------------------------------------------------------------
     Local                                          0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
     Foreign                                6,295,567.48       5.61     112,295,247.89    111,905,462.66    111,673,317.31
--------------------------------------------------------------------------------------------------------------------------
Less Allowance                                      0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
     Local                                          0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
     Foreign                                        0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                               16,673,538.53      32.77      50,888,083.69     64,583,832.22     63,669,397.02
--------------------------------------------------------------------------------------------------------------------------
     Local                                     46,761.83       0.76       6,170,009.76      5,967,530.86      6,004,000.34
--------------------------------------------------------------------------------------------------------------------------
     Foreign                               16,626,776.70      37.18      44,718,073.93     58,616,301.36     57,665,396.68
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             -266,835,821.30     -12.77   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
--------------------------------------------------------------------------------------------------------------------------
DEPOSITS                                    9,688,326.19       1.88     514,414,316.03    518,360,985.90    521,737,597.31
--------------------------------------------------------------------------------------------------------------------------
     Local                                -21,536,241.31     -49.41      43,587,485.58     45,390,804.32     42,062,496.54
--------------------------------------------------------------------------------------------------------------------------
         Government                                 0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
         Customers                                  0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
              Demand                                0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
              Time                                  0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
              Savings                               0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
         From Banks                       -21,536,241.31     -49.41      43,587,485.58     45,390,804.32     42,062,496.54
--------------------------------------------------------------------------------------------------------------------------
              Demand                        1,402,705.12      30.52       4,595,824.32      6,094,329.66      6,101,933.23
--------------------------------------------------------------------------------------------------------------------------
              Time                        -22,938,946.43     -58.83      38,991,661.26     39,296,474.66     35,960,563.31
--------------------------------------------------------------------------------------------------------------------------
     Foreign                               31,224,567.50       6.63     470,826,830.45    472,970,181.58    479,675,100.77
--------------------------------------------------------------------------------------------------------------------------
         Government                                 0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
         Customers                       -108,867,572.19     -75.57     144,069,723.19     99,357,945.44     87,518,635.29
--------------------------------------------------------------------------------------------------------------------------
              Demand                       -2,193,710.46     -64.60       3,395,861.46      1,757,945.44      3,518,635.29
--------------------------------------------------------------------------------------------------------------------------
              Time                       -106,673,861.73     -75.83     140,673,861.73     97,600,000.00     84,000,000.00
--------------------------------------------------------------------------------------------------------------------------
              Savings                               0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
         From Banks                       140,092,139.69      42.87     326,757,107.26    373,612,236.14    392,156,465.48
--------------------------------------------------------------------------------------------------------------------------
              Demand                       -2,155,816.20     -19.42      11,100,547.00     14,459,263.26     10,376,666.71
--------------------------------------------------------------------------------------------------------------------------
              Time                        142,247,955.89      45.06     315,656,560.26    359,152,972.88    381,779,798.77
--------------------------------------------------------------------------------------------------------------------------
BORROWINGS                               -339,166,441.53     -33.22   1,020,959,382.93  1,004,876,078.51    981,368,587.28
--------------------------------------------------------------------------------------------------------------------------
     Local                                   -638,865.20      -2.96      21,603,810.80     21,603,810.80     21,603,810.80
--------------------------------------------------------------------------------------------------------------------------
     Foreign                             -338,527,576.33     -33.87     999,355,572.13    983,272,267.71    959,764,776.48
--------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                           3,386,223.68       3.50      96,619,215.59    107,357,098.15    109,077,967.55
--------------------------------------------------------------------------------------------------------------------------
     Local                                -27,356,452.33     -90.14      30,347,173.08     31,567,311.00     35,806,705.76
--------------------------------------------------------------------------------------------------------------------------
     Foreign                               30,742,676.01      46.39      66,272,042.51     75,789,787.15     73,271,261.79
--------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                       59,256,070.36      12.96     457,127,031.59    467,568,246.20    474,963,115.38
--------------------------------------------------------------------------------------------------------------------------
     Capital                                       -6.37       0.00     328,225,212.57    328,225,212.57    328,225,212.57
--------------------------------------------------------------------------------------------------------------------------
     Capital Reserves                               0.00       0.00      16,609,728.78     16,609,728.78     16,609,728.78
--------------------------------------------------------------------------------------------------------------------------
     Other Reserves                                 0.00       0.00               0.00              0.00              0.00
--------------------------------------------------------------------------------------------------------------------------
     Retained Earnings                     93,880,817.32   14128.06         664,499.09    102,415,864.02    102,415,864.02
--------------------------------------------------------------------------------------------------------------------------
     Net Income                           -34,187,624.93     -33.60     101,751,364.93     10,593,177.01     17,792,214.06
--------------------------------------------------------------------------------------------------------------------------
     Gain or Loss in Securities
       available for sale                    -437,115.66      -4.43       9,876,226.22      9,724,263.82      9,920,095.95
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY     -266,835,821.30     -12.77   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      2004
--------------------------------------------------------------------------------------------------------------------------------
                 Description                  March              April              May              June             July
--------------------------------------------------------------------------------------------------------------------------------
LIQUID ASSETS                              132,229,195.34    145,258,460.44    153,847,073.92   189,637,852.74    213,403,425.29
--------------------------------------------------------------------------------------------------------------------------------
     Local Deposits in Banks                   148,973.07        151,332.83        804,092.05       161,327.61        151,562.45
--------------------------------------------------------------------------------------------------------------------------------
         Demand                                148,973.07        151,332.83        804,092.05       161,327.61        151,562.45
--------------------------------------------------------------------------------------------------------------------------------
         Time                                        0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
     Foreign Deposits in Banks             131,933,367.96    144,997,230.65    152,964,580.58   189,407,623.34    213,040,396.13
--------------------------------------------------------------------------------------------------------------------------------
         Demand                              2,833,367.96      2,797,230.65      1,764,580.58     1,707,623.34     41,240,396.13
--------------------------------------------------------------------------------------------------------------------------------
         Time                              129,100,000.00    142,200,000.00    151,200,000.00   187,700,000.00    171,800,000.00
--------------------------------------------------------------------------------------------------------------------------------
Less Allowance                                       0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
     Local                                           0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
     Foreign                                         0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
     Others                                    146,854.31        109,896.96         78,401.29        68,901.79        211,466.71
--------------------------------------------------------------------------------------------------------------------------------
CREDIT PORTFOLIO                         1,645,045,191.99  1,636,216,654.95  1,688,616,702.20 1,714,260,384.06  1,490,931,500.86
--------------------------------------------------------------------------------------------------------------------------------
     Local                                 135,583,600.56    128,541,494.99    184,995,042.99   225,661,204.29    293,413,671.09
--------------------------------------------------------------------------------------------------------------------------------
     Foreign                             1,509,461,591.43  1,507,675,159.96  1,503,621,659.21 1,488,599,179.77  1,381,268,501.02
--------------------------------------------------------------------------------------------------------------------------------
Less Allowance                             202,912,084.41    202,495,059.20    190,678,766.24   183,730,089.95    183,750,671.25
--------------------------------------------------------------------------------------------------------------------------------
     Local                                  93,512,343.92     88,127,539.49     85,023,960.29    81,357,676.95     76,322,107.65
--------------------------------------------------------------------------------------------------------------------------------
     Foreign                               109,399,740.49    114,367,519.71    105,654,805.95   102,372,413.00    107,428,563.60
--------------------------------------------------------------------------------------------------------------------------------
INVESTMENT SECURITIES                      112,447,442.98    110,568,084.48    109,614,880.51   106,486,356.60    103,416,671.19
--------------------------------------------------------------------------------------------------------------------------------
     Local                                           0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
     Foreign                               112,447,442.98    110,568,084.48    109,614,880.51   106,486,356.60    103,416,671.19
--------------------------------------------------------------------------------------------------------------------------------
Less Allowance                                       0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
     Local                                           0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
     Foreign                                         0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                61,241,400.29     72,747,194.07     70,673,887.44    70,416,358.73     46,565,866.10
--------------------------------------------------------------------------------------------------------------------------------
     Local                                   5,069,422.26      4,919,303.22      5,134,214.91     6,093,325.52      6,197,247.69
--------------------------------------------------------------------------------------------------------------------------------
     Foreign                                56,171,978.03     67,827,890.85     65,539,672.53    64,323,033.21     40,368,618.41
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             1,950,963,230.60  1,964,790,393.94  2,022,752,544.07 2,080,800,952.13  1,854,317,463.44
--------------------------------------------------------------------------------------------------------------------------------
DEPOSITS                                   535,697,217.51    538,834,533.58    582,122,023.34   669,596,704.02    537,955,464.21
--------------------------------------------------------------------------------------------------------------------------------
     Local                                  36,870,785.38     40,381,089.05     42,482,045.73    40,401,692.21     20,666,566.29
--------------------------------------------------------------------------------------------------------------------------------
         Government                                  0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
         Customers                                   0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
              Demand                                 0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
              Time                                   0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
              Savings                                0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
         From Banks                         36,870,785.38     40,381,089.05     42,482,045.73    40,401,692.21     20,666,566.29
--------------------------------------------------------------------------------------------------------------------------------
              Demand                         5,906,842.96      8,412,221.10      7,417,202.75     4,421,814.59      4,925,918.91
--------------------------------------------------------------------------------------------------------------------------------
              Time                          30,963,942.42     31,968,867.95     35,064,842.98    35,979,877.62     15,740,647.38
--------------------------------------------------------------------------------------------------------------------------------
     Foreign                               498,826,432.13    498,453,444.53    539,639,977.61   629,195,011.81    517,288,897.92
--------------------------------------------------------------------------------------------------------------------------------
         Government                                  0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
         Customers                         108,117,642.12     87,773,923.14     45,534,928.45    52,037,811.07     39,540,506.56
--------------------------------------------------------------------------------------------------------------------------------
              Demand                         5,117,642.12      1,773,923.14      1,534,928.45     1,536,131.07      1,540,506.56
--------------------------------------------------------------------------------------------------------------------------------
              Time                         103,000,000.00     86,000,000.00     44,000,000.00    50,501,680.00     38,000,000.00
--------------------------------------------------------------------------------------------------------------------------------
              Savings                                0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
         From Banks                        390,708,790.01    410,679,521.39    494,105,049.16   577,157,200.74    477,748,391.36
--------------------------------------------------------------------------------------------------------------------------------
              Demand                         9,899,421.12     10,096,380.61     11,761,030.48    10,387,983.75      8,583,231.66
--------------------------------------------------------------------------------------------------------------------------------
              Time                         380,809,368.89    400,583,140.78    482,344,018.68   566,769,216.99    469,165,159.70
--------------------------------------------------------------------------------------------------------------------------------
BORROWINGS                                 831,663,808.85    835,118,294.17    817,166,704.50   802,651,839.32    726,928,902.58
--------------------------------------------------------------------------------------------------------------------------------
     Local                                  21,633,511.00     21,633,511.00     20,961,247.80    20,964,945.60     20,964,945.60
--------------------------------------------------------------------------------------------------------------------------------
     Foreign                               810,030,297.85    813,484,783.17    796,205,456.70   781,686,893.72    705,963,956.98
--------------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                          100,999,864.50    105,319,160.85    125,660,212.69   109,764,565.96     88,319,498.56
--------------------------------------------------------------------------------------------------------------------------------
     Local                                  26,668,458.77     26,505,714.53     52,876,428.71    29,275,648.24      9,425,978.05
--------------------------------------------------------------------------------------------------------------------------------
     Foreign                                74,331,405.73     78,813,446.32     72,783,783.98    80,488,917.72     78,893,520.51
--------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                       482,602,339.74    485,518,405.34    497,803,603.54   498,787,842.83    501,113,598.09
--------------------------------------------------------------------------------------------------------------------------------
     Capital                               328,225,212.57    328,225,206.20    328,225,206.20   328,225,206.20    328,225,206.20
--------------------------------------------------------------------------------------------------------------------------------
     Capital Reserves                       16,609,728.78     16,609,728.78     16,609,728.78    16,609,728.78     16,609,728.78
--------------------------------------------------------------------------------------------------------------------------------
     Other Reserves                                  0.00              0.00              0.00             0.00              0.00
--------------------------------------------------------------------------------------------------------------------------------
     Retained Earnings                      98,480,590.21     98,480,590.21     98,480,590.21    94,545,316.43     94,545,316.43
--------------------------------------------------------------------------------------------------------------------------------
     Net Income                             28,353,232.45     32,044,307.92     45,163,182.37    50,313,997.65     52,616,325.79
--------------------------------------------------------------------------------------------------------------------------------
     Gain or Loss in Securities
       available for sale                   10,933,575.73     10,158,572.23      9,324,895.98     9,093,593.77      9,117,020.89
--------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY     1,950,963,230.60  1,964,790,393.94  2,022,752,544.07 2,080,800,952.13  1,854,317,463.44
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   2004
-----------------------------------------------------------------------------------------------------------------------------------
                 Description                  August           September          October           November           December
-----------------------------------------------------------------------------------------------------------------------------------
LIQUID ASSETS                              130,193,313.76
-----------------------------------------------------------------------------------------------------------------------------------
     Local Deposits in Banks                   150,856.46
-----------------------------------------------------------------------------------------------------------------------------------
         Demand                                150,856.46
-----------------------------------------------------------------------------------------------------------------------------------
         Time                                        0.00
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign Deposits in Banks             129,926,870.28
-----------------------------------------------------------------------------------------------------------------------------------
         Demand                              2,926,870.28
-----------------------------------------------------------------------------------------------------------------------------------
         Time                              127,000,000.00
-----------------------------------------------------------------------------------------------------------------------------------
Less Allowance                                       0.00
-----------------------------------------------------------------------------------------------------------------------------------
     Local                                           0.00
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign                                         0.00
-----------------------------------------------------------------------------------------------------------------------------------
     Others                                    115,587.02
-----------------------------------------------------------------------------------------------------------------------------------
CREDIT PORTFOLIO                         1,505,938,373.49
-----------------------------------------------------------------------------------------------------------------------------------
     Local                                 291,413,547.13
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign                             1,381,796,027.09
-----------------------------------------------------------------------------------------------------------------------------------
Less Allowance                             167,271,200.73
-----------------------------------------------------------------------------------------------------------------------------------
     Local                                  75,857,566.79
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign                                91,413,633.94
-----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT SECURITIES                      118,590,815.37
-----------------------------------------------------------------------------------------------------------------------------------
     Local                                           0.00
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign                               118,590,815.37
-----------------------------------------------------------------------------------------------------------------------------------
Less Allowance                                       0.00
-----------------------------------------------------------------------------------------------------------------------------------
     Local                                           0.00
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign                                         0.00
-----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                67,561,622.22
-----------------------------------------------------------------------------------------------------------------------------------
     Local                                   6,216,771.59
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign                                61,344,850.63
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             1,822,284,124.84
-----------------------------------------------------------------------------------------------------------------------------------
DEPOSITS                                   524,102,642.22
-----------------------------------------------------------------------------------------------------------------------------------
     Local                                  22,051,244.27
-----------------------------------------------------------------------------------------------------------------------------------
         Government                                  0.00
-----------------------------------------------------------------------------------------------------------------------------------
         Customers                                   0.00
-----------------------------------------------------------------------------------------------------------------------------------
              Demand                                 0.00
-----------------------------------------------------------------------------------------------------------------------------------
              Time                                   0.00
-----------------------------------------------------------------------------------------------------------------------------------
              Savings                                0.00
-----------------------------------------------------------------------------------------------------------------------------------
         From Banks                         22,051,244.27
-----------------------------------------------------------------------------------------------------------------------------------
              Demand                         5,998,529.44
-----------------------------------------------------------------------------------------------------------------------------------
              Time                          16,052,714.83
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign                               502,051,397.95
-----------------------------------------------------------------------------------------------------------------------------------
         Government                                  0.00
-----------------------------------------------------------------------------------------------------------------------------------
         Customers                          35,202,151.00
-----------------------------------------------------------------------------------------------------------------------------------
              Demand                         1,202,151.00
-----------------------------------------------------------------------------------------------------------------------------------
              Time                          34,000,000.00
-----------------------------------------------------------------------------------------------------------------------------------
              Savings                                0.00
-----------------------------------------------------------------------------------------------------------------------------------
         From Banks                        466,849,246.95
-----------------------------------------------------------------------------------------------------------------------------------
              Demand                         8,944,730.80
-----------------------------------------------------------------------------------------------------------------------------------
              Time                         457,904,516.15
-----------------------------------------------------------------------------------------------------------------------------------
BORROWINGS                                 681,792,941.40
-----------------------------------------------------------------------------------------------------------------------------------
     Local                                  20,964,945.60
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign                               660,827,995.80
-----------------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                          100,005,439.27
-----------------------------------------------------------------------------------------------------------------------------------
     Local                                   2,990,720.75
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign                                97,014,718.52
-----------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                       516,383,101.95
-----------------------------------------------------------------------------------------------------------------------------------
     Capital                               328,225,206.20
-----------------------------------------------------------------------------------------------------------------------------------
     Capital Reserves                       16,609,728.78
-----------------------------------------------------------------------------------------------------------------------------------
     Other Reserves                                  0.00
-----------------------------------------------------------------------------------------------------------------------------------
     Retained Earnings                      94,545,316.41
-----------------------------------------------------------------------------------------------------------------------------------
     Net Income                             67,563,740.00
-----------------------------------------------------------------------------------------------------------------------------------
     Gain or Loss in Securities
       available for sale                    9,439,110.56
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY     1,822,284,124.84
-----------------------------------------------------------------------------------------------------------------------------------

* Includes only Panama - New York accounts.

**Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                              September 21, 2004

                              STATEMENTS OF INCOME*

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                             January to August 2004

                                 (In Balboas)**

{LOGO]

------------------------------------------------------------------------------------------------------------------------------
                Description                      January        February          March          I Quarter          April

------------------------------------------------------------------------------------------------------------------------------
Interest Income                                6,554,346.26    4,920,235.16     5,734,864.07    17,209,445.49     6,380,969.21
------------------------------------------------------------------------------------------------------------------------------
     Loans                                     5,806,089.31    4,357,928.60     5,135,119.62    15,299,137.53     5,863,136.60
------------------------------------------------------------------------------------------------------------------------------
     Deposits                                    134,326.48      151,395.63       195,196.95       480,919.06       117,950.90
------------------------------------------------------------------------------------------------------------------------------
     Investments                                 613,930.47      410,910.93       404,547.50     1,429,388.90       399,881.71
------------------------------------------------------------------------------------------------------------------------------
Interest Expense                               2,503,583.65    2,302,555.27     2,483,510.96     7,289,649.88     1,968,282.79
------------------------------------------------------------------------------------------------------------------------------
     Interest                                  2,463,551.58    2,289,995.94     2,487,621.71     7,241,169.23     1,967,086.81
------------------------------------------------------------------------------------------------------------------------------
     Commissions                                  40,032.07       12,559.33        -4,110.75        48,480.65         1,195.98
------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                            4,050,762.61    2,617,679.89     3,251,353.11     9,919,795.61     4,412,686.42
------------------------------------------------------------------------------------------------------------------------------
Other Income                                     574,025.74      440,603.31       840,675.99     1,855,305.04     1,113,133.33
------------------------------------------------------------------------------------------------------------------------------
     Commissions                                 548,963.99      665,864.96       509,460.70     1,724,289.65       448,767.69
------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                  -4,122.82        3,312.45          -188.10          -998.47        -5,276.39
------------------------------------------------------------------------------------------------------------------------------
     Other Income                                 29,184.57     -228,574.10       331,403.39       132,013.86       669,642.03
------------------------------------------------------------------------------------------------------------------------------
Operating Income                               4,624,788.35    3,058,283.20     4,092,029.10    11,775,100.65     5,525,819.75
------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                             1,845,294.21     -262,208.98        75,177.76     1,658,262.99     1,834,744.28
------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                   1,019,194.48      989,036.77     1,142,090.66     3,150,321.91     1,081,277.48
------------------------------------------------------------------------------------------------------------------------------
     General expenses                            149,318.22      313,300.33       258,581.00       721,199.55       461,578.86
------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                119,749.86      113,223.73       121,469.30       354,442.89       114,761.87
------------------------------------------------------------------------------------------------------------------------------
     Other expenses                              557,031.65   -1,677,769.81    -1,446,963.20    -2,567,701.36       177,126.07
------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for
     loan losses                               2,779,494.14    3,320,492.18     4,016,851.34    10,116,837.66     3,691,075.47
------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                -7,813,682.87   -3,878,544.87    -6,544,167.05   -18,236,394.79             0.00
------------------------------------------------------------------------------------------------------------------------------
Net Income                                    10,593,177.01    7,199,037.05    10,561,018.39    28,353,232.45     3,691,075.47
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                Description                          May            June         II Quarter          July           August

------------------------------------------------------------------------------------------------------------------------------
Interest Income                                  4,264,633.98    4,805,777.19   15,451,380.38     5,956,173.81    5,166,109.73
------------------------------------------------------------------------------------------------------------------------------
     Loans                                       3,739,030.99    4,260,070.42   13,862,238.01     5,163,280.23    4,542,470.61
------------------------------------------------------------------------------------------------------------------------------
     Deposits                                      125,544.66      155,602.07      399,097.63       214,359.27      249,705.79
------------------------------------------------------------------------------------------------------------------------------
     Investments                                   400,058.33      390,104.70    1,190,044.74       578,534.31      373,933.33
------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                 1,574,042.61    2,216,807.28    5,759,132.68     2,330,486.54    2,217,689.27
------------------------------------------------------------------------------------------------------------------------------
     Interest                                    1,573,928.57    2,192,519.50    5,733,534.88     2,329,681.19    2,207,240.49
------------------------------------------------------------------------------------------------------------------------------
     Commissions                                       114.04       24,287.78       25,597.80           805.35       10,448.78
------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                              2,690,591.37    2,588,969.91    9,692,247.70     3,625,687.27    2,948,420.46
------------------------------------------------------------------------------------------------------------------------------
Other Income                                      -433,346.43      844,248.66    1,524,035.56       521,012.50      553,427.79
------------------------------------------------------------------------------------------------------------------------------
     Commissions                                   534,153.82      489,646.56    1,472,568.07       470,706.87      532,085.51
------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                  -221,370.05        9,394.48     -217,251.96         4,346.44        9,062.27
------------------------------------------------------------------------------------------------------------------------------
     Other Income                                 -746,130.20      345,207.62      268,719.45        45,959.19       12,280.01
------------------------------------------------------------------------------------------------------------------------------
Operating Income                                 2,257,244.94    3,433,218.57   11,216,283.26     4,146,699.77    3,501,848.25
------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                 853,496.71    6,189,508.90    8,877,749.89     1,959,913.45    3,998,620.76
------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                     1,121,934.67    1,350,628.36    3,553,840.51     1,217,381.40    1,007,599.62
------------------------------------------------------------------------------------------------------------------------------
     General expenses                              384,344.75      388,900.71    1,234,824.32       425,342.92      355,190.17
------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                  108,282.02      111,227.05      334,270.94       139,814.92       95,478.93
------------------------------------------------------------------------------------------------------------------------------
     Other expenses                               -761,064.73    4,338,752.78    3,754,814.12       177,374.21    2,540,352.04
------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for
     loan losses                                 1,403,748.23   -2,756,290.33    2,338,533.37     2,186,786.32     -496,772.51
------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                 -11,715,126.22   -7,907,105.61  -19,622,231.83             0.00  -15,444,186.71
------------------------------------------------------------------------------------------------------------------------------
Net Income                                      13,118,874.45    5,150,815.28   21,960,765.20     2,186,786.32   14,947,414.20
------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                Description                        September          III Quarter         October        November        December

----------------------------------------------------------------------------------------------------------------------------------
Interest Income                                                      11,122,283.54
----------------------------------------------------------------------------------------------------------------------------------
     Loans                                                            9,705,750.84
----------------------------------------------------------------------------------------------------------------------------------
     Deposits                                                           464,065.06
----------------------------------------------------------------------------------------------------------------------------------
     Investments                                                        952,467.64
----------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                                      4,548,175.81
----------------------------------------------------------------------------------------------------------------------------------
     Interest                                                         4,536,921.68
----------------------------------------------------------------------------------------------------------------------------------
     Commissions                                                         11,254.13
----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                   6,574,107.73
----------------------------------------------------------------------------------------------------------------------------------
Other Income                                                          1,074,440.29
----------------------------------------------------------------------------------------------------------------------------------
     Commissions                                                      1,002,792.38
----------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                                         13,408.71
----------------------------------------------------------------------------------------------------------------------------------
     Other Income                                                        58,239.20
----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                      7,648,548.02
----------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                                    5,958,534.21
----------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                                          2,224,981.02
----------------------------------------------------------------------------------------------------------------------------------
     General expenses                                                   780,533.09
----------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                                       235,293.85
----------------------------------------------------------------------------------------------------------------------------------
     Other expenses                                                   2,717,726.25
----------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for
     loan losses                                                      1,690,013.81
----------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                                      -15,444,186.71
----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                           17,134,200.52
----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------
                Description                    IV Quarter     Year to date

---------------------------------------------------------------------------
Interest Income                                    0.00      43,783,109.41
---------------------------------------------------------------------------
     Loans                                         0.00      38,867,126.38
---------------------------------------------------------------------------
     Deposits                                      0.00       1,344,081.75
---------------------------------------------------------------------------
     Investments                                   0.00       3,571,901.28
---------------------------------------------------------------------------
Interest Expense                                   0.00      17,596,958.37
---------------------------------------------------------------------------
     Interest                                      0.00      17,511,625.79
---------------------------------------------------------------------------
     Commissions                                   0.00          85,332.58
---------------------------------------------------------------------------
Net Interest Income                                0.00      26,186,151.04
---------------------------------------------------------------------------
Other Income                                       0.00       4,453,780.89
---------------------------------------------------------------------------
     Commissions                                   0.00       4,199,650.10
---------------------------------------------------------------------------
     Foreign currency operations                   0.00        -204,841.72
---------------------------------------------------------------------------
     Other Income                                  0.00         458,972.51
---------------------------------------------------------------------------
Operating Income                                   0.00      30,639,931.93
---------------------------------------------------------------------------
Operating Expenses                                 0.00      16,494,547.09
---------------------------------------------------------------------------
     Administrative expenses                       0.00       8,929,143.44
---------------------------------------------------------------------------
     General expenses                              0.00       2,736,556.96
---------------------------------------------------------------------------
     Depreciation                                  0.00         924,007.68
---------------------------------------------------------------------------
     Other expenses                                0.00       3,904,839.01
---------------------------------------------------------------------------
Net Income before provision for
     loan losses                                   0.00      14,145,384.84
---------------------------------------------------------------------------
     Provision for loan losses                     0.00     -53,302,813.33
---------------------------------------------------------------------------
Net Income                                         0.00      67,448,198.17
---------------------------------------------------------------------------

*  Includes only Panama - New York accounts.

** Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                        21 de septiembre de 2004

            BANCO LATINOAMERICANO DE EXPORTACIONES
          BALANCE DE SITUACION DE DICIEMBRE 2003 Y ENERO - AGOSTO 2004
                         (En Balboas)

{LOGO]

------------------------------------------------------------------------------------------------------------------------------
                                                                               2003                        2004
------------------------------------------------------------------------------------------------------------------------------
                         Descripcion           Absoluta          %          Diciembre            Enero            Febrero
------------------------------------------------------------------------------------------------------------------------------
ACTIVOS LIQUIDOS                              -60,606,629.42     -31.76     190,799,943.18    192,064,648.30    234,316,239.13
------------------------------------------------------------------------------------------------------------------------------
     Depositos Locales en Bancos                   -4,010.63      -2.59         154,867.09        148,473.17        172,395.85
------------------------------------------------------------------------------------------------------------------------------
         A la Vista                                -4,010.63      -2.59         154,867.09        148,473.17        172,395.85
------------------------------------------------------------------------------------------------------------------------------
         A Plazo                                        0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
     Depositos Extranjeros en Bancos          -60,592,649.14     -31.80     190,519,519.42    191,777,453.20    234,061,676.10
------------------------------------------------------------------------------------------------------------------------------
         A la Vista                             2,206,386.97     306.24         720,483.31      3,182,508.52      2,934,580.72
------------------------------------------------------------------------------------------------------------------------------
         A Plazo                              -62,799,036.11     -33.09     189,799,036.11    188,594,944.68    231,127,095.38
------------------------------------------------------------------------------------------------------------------------------
Menos Provisiones                                       0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
          Locales                                       0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
          Extranjero                                    0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
     Otros                                         -9,969.65      -7.94         125,556.67        138,721.93         82,167.18
------------------------------------------------------------------------------------------------------------------------------
CARTERA CREDITICIA                           -229,198,297.89     -13.21   1,735,136,671.38  1,729,608,465.58  1,677,488,314.06
------------------------------------------------------------------------------------------------------------------------------
     Locales                                  -25,680,122.35      -8.10     317,093,669.48    267,845,944.48    272,595,944.48
------------------------------------------------------------------------------------------------------------------------------
     Extranjero                              -257,655,735.34     -15.72   1,639,451,762.43  1,675,357,598.76  1,614,608,902.37
------------------------------------------------------------------------------------------------------------------------------
Menos Provisiones                             -54,137,559.80     -24.45     221,408,760.53    213,595,077.66    209,716,532.79
------------------------------------------------------------------------------------------------------------------------------
          Locales                             -30,008,578.39     -28.35     105,866,145.18    100,059,570.12     95,403,704.25
------------------------------------------------------------------------------------------------------------------------------
          Extranjero                          -24,128,981.41     -20.88     115,542,615.35    113,535,507.54    114,312,828.54
------------------------------------------------------------------------------------------------------------------------------
INVERSIONES EN VALORES                          6,295,567.48       5.61     112,295,247.89    111,905,462.66    111,673,317.31
------------------------------------------------------------------------------------------------------------------------------
     Locales                                            0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
     Extranjero                                 6,295,567.48       5.61     112,295,247.89    111,905,462.66    111,673,317.31
------------------------------------------------------------------------------------------------------------------------------
Menos Provisiones                                       0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
          Locales                                       0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
          Extranjero                                    0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
OTROS ACTIVOS                                  16,673,538.53      32.77      50,888,083.69     64,583,832.22     63,669,397.02
------------------------------------------------------------------------------------------------------------------------------
     Locales                                       46,761.83       0.76       6,170,009.76      5,967,530.86      6,004,000.34
------------------------------------------------------------------------------------------------------------------------------
     Extranjero                                16,626,776.70      37.18      44,718,073.93     58,616,301.36     57,665,396.68
------------------------------------------------------------------------------------------------------------------------------
TOTAL DE ACTIVOS                             -266,835,821.30     -12.77   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
------------------------------------------------------------------------------------------------------------------------------
DEPOSITOS                                       9,688,326.19       1.88     514,414,316.03    518,360,985.90    521,737,597.31
------------------------------------------------------------------------------------------------------------------------------
     Locales                                  -21,536,241.31     -49.41      43,587,485.58     45,390,804.32     42,062,496.54
------------------------------------------------------------------------------------------------------------------------------
        Oficiales                                       0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
        De Particuales                                  0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
              A la Vista                                0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
              A Plazo                                   0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
              De Ahorros                                0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
         De Bancos                            -21,536,241.31     -49.41      43,587,485.58     45,390,804.32     42,062,496.54
------------------------------------------------------------------------------------------------------------------------------
              A la Vista                        1,402,705.12      30.52       4,595,824.32      6,094,329.66      6,101,933.23
------------------------------------------------------------------------------------------------------------------------------
              A Plazo                         -22,938,946.43     -58.83      38,991,661.26     39,296,474.66     35,960,563.31
------------------------------------------------------------------------------------------------------------------------------
     Extranjero                                31,224,567.50       6.63     470,826,830.45    472,970,181.58    479,675,100.77
------------------------------------------------------------------------------------------------------------------------------
        Oficiales                                       0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
         De Particulares                     -108,867,572.19     -75.57     144,069,723.19     99,357,945.44     87,518,635.29
------------------------------------------------------------------------------------------------------------------------------
              A la Vista                       -2,193,710.46     -64.60       3,395,861.46      1,757,945.44      3,518,635.29
------------------------------------------------------------------------------------------------------------------------------
              A Plazo                        -106,673,861.73     -75.83     140,673,861.73     97,600,000.00     84,000,000.00
------------------------------------------------------------------------------------------------------------------------------
              De Ahorros                                0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
         De Bancos                            140,092,139.69      42.87     326,757,107.26    373,612,236.14    392,156,465.48
------------------------------------------------------------------------------------------------------------------------------
              A la Vista                       -2,155,816.20     -19.42      11,100,547.00     14,459,263.26     10,376,666.71
------------------------------------------------------------------------------------------------------------------------------
              A Plazo                         142,247,955.89      45.06     315,656,560.26    359,152,972.88    381,779,798.77
------------------------------------------------------------------------------------------------------------------------------
OBLIGACIONES                                 -339,166,441.53     -33.22   1,020,959,382.93  1,004,876,078.51    981,368,587.28
------------------------------------------------------------------------------------------------------------------------------
     Locales                                     -638,865.20      -2.96      21,603,810.80     21,603,810.80     21,603,810.80
------------------------------------------------------------------------------------------------------------------------------
     Extranjero                              -338,527,576.33     -33.87     999,355,572.13    983,272,267.71    959,764,776.48
------------------------------------------------------------------------------------------------------------------------------
OTROS PASIVOS                                   3,386,223.68       3.50      96,619,215.59    107,357,098.15    109,077,967.55
------------------------------------------------------------------------------------------------------------------------------
     Locales                                  -27,356,452.33     -90.14      30,347,173.08     31,567,311.00     35,806,705.76
------------------------------------------------------------------------------------------------------------------------------
     Extranjero                                30,742,676.01      46.39      66,272,042.51     75,789,787.15     73,271,261.79
------------------------------------------------------------------------------------------------------------------------------
PATRIMONIO                                     59,256,070.36      12.96     457,127,031.59    467,568,246.20    474,963,115.38
------------------------------------------------------------------------------------------------------------------------------
     Capital                                           -6.37       0.00     328,225,212.57    328,225,212.57    328,225,212.57
------------------------------------------------------------------------------------------------------------------------------
     Reservas de Capital                                0.00       0.00      16,609,728.78     16,609,728.78     16,609,728.78
------------------------------------------------------------------------------------------------------------------------------
     Otras Reservas                                     0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------
     Utilidad de Periodos Anteriores           93,880,817.32  14,128.06         664,499.09    102,415,864.02    102,415,864.02
------------------------------------------------------------------------------------------------------------------------------
     Utilidad de Periodo                      -34,187,624.93     -33.60     101,751,364.93     10,593,177.01     17,792,214.06
------------------------------------------------------------------------------------------------------------------------------
    Ganancia o Perdida en Valores
       Disponible para la venta                  -437,115.66      -4.43       9,876,226.22      9,724,263.82      9,920,095.95
------------------------------------------------------------------------------------------------------------------------------
PASIVO Y PATRIMONIO                          -266,835,821.30     -12.77   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                                  2004
---------------------------------------------------------------------------------------------------------------------------------
                         Descripcion          Marzo              Abril             Mayo             Junio             Julio
---------------------------------------------------------------------------------------------------------------------------------
ACTIVOS LIQUIDOS                            132,229,195.34    145,258,460.44    153,847,073.92   189,637,852.74    213,403,425.29
---------------------------------------------------------------------------------------------------------------------------------
     Depositos Locales en Bancos                148,973.07        151,332.83        804,092.05       161,327.61        151,562.45
---------------------------------------------------------------------------------------------------------------------------------
         A la Vista                             148,973.07        151,332.83        804,092.05       161,327.61        151,562.45
---------------------------------------------------------------------------------------------------------------------------------
         A Plazo                                      0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
     Depositos Extranjeros en Bancos        131,933,367.96    144,997,230.65    152,964,580.58   189,407,623.34    213,040,396.13
---------------------------------------------------------------------------------------------------------------------------------
         A la Vista                           2,833,367.96      2,797,230.65      1,764,580.58     1,707,623.34     41,240,396.13
---------------------------------------------------------------------------------------------------------------------------------
         A Plazo                            129,100,000.00    142,200,000.00    151,200,000.00   187,700,000.00    171,800,000.00
---------------------------------------------------------------------------------------------------------------------------------
Menos Provisiones                                     0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
          Locales                                     0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
          Extranjero                                  0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
     Otros                                      146,854.31        109,896.96         78,401.29        68,901.79        211,466.71
---------------------------------------------------------------------------------------------------------------------------------
CARTERA CREDITICIA                        1,645,045,191.99  1,636,216,654.95  1,688,616,702.20 1,714,260,384.06  1,490,931,500.86
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                229,095,944.48    216,669,034.48    270,019,003.28   307,018,881.24    293,413,671.09
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                           1,618,861,331.92  1,622,042,679.67  1,609,276,465.16 1,590,971,592.77  1,381,268,501.02
---------------------------------------------------------------------------------------------------------------------------------
Menos Provisiones                           202,912,084.41    202,495,059.20    190,678,766.24   183,730,089.95    183,750,671.25
---------------------------------------------------------------------------------------------------------------------------------
          Locales                            93,512,343.92     88,127,539.49     85,023,960.29    81,357,676.95     76,322,107.65
---------------------------------------------------------------------------------------------------------------------------------
          Extranjero                        109,399,740.49    114,367,519.71    105,654,805.95   102,372,413.00    107,428,563.60
---------------------------------------------------------------------------------------------------------------------------------
INVERSIONES EN VALORES                      112,447,442.98    110,568,084.48    109,614,880.51   106,486,356.60    103,416,671.19
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                          0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                             112,447,442.98    110,568,084.48    109,614,880.51   106,486,356.60    103,416,671.19
---------------------------------------------------------------------------------------------------------------------------------
Menos Provisiones                                     0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
          Locales                                     0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
          Extranjero                                  0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
OTROS ACTIVOS                                61,241,400.29     72,747,194.07     70,673,887.44    70,416,358.73     46,565,866.10
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                  5,069,422.26      4,919,303.22      5,134,214.91     6,093,325.52      6,197,247.69
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                              56,171,978.03     67,827,890.85     65,539,672.53    64,323,033.21     40,368,618.41
---------------------------------------------------------------------------------------------------------------------------------
TOTAL DE ACTIVOS                          1,950,963,230.60  1,964,790,393.94  2,022,752,544.07 2,080,800,952.13  1,854,317,463.44
---------------------------------------------------------------------------------------------------------------------------------
DEPOSITOS                                   535,697,217.51    538,834,533.58    582,122,023.34   669,596,704.02    537,955,464.21
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                 36,870,785.38     40,381,089.05     42,482,045.73    40,401,692.21     20,666,566.29
---------------------------------------------------------------------------------------------------------------------------------
        Oficiales                                     0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
        De Particuales                                0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
              A la Vista                              0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
              A Plazo                                 0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
              De Ahorros                              0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
         De Bancos                           36,870,785.38     40,381,089.05     42,482,045.73    40,401,692.21     20,666,566.29
---------------------------------------------------------------------------------------------------------------------------------
              A la Vista                      5,906,842.96      8,412,221.10      7,417,202.75     4,421,814.59      4,925,918.91
---------------------------------------------------------------------------------------------------------------------------------
              A Plazo                        30,963,942.42     31,968,867.95     35,064,842.98    35,979,877.62     15,740,647.38
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                             498,826,432.13    498,453,444.53    539,639,977.61   629,195,011.81    517,288,897.92
---------------------------------------------------------------------------------------------------------------------------------
        Oficiales                                     0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
         De Particulares                    108,117,642.12     87,773,923.14     45,534,928.45    52,037,811.07     39,540,506.56
---------------------------------------------------------------------------------------------------------------------------------
              A la Vista                      5,117,642.12      1,773,923.14      1,534,928.45     1,536,131.07      1,540,506.56
---------------------------------------------------------------------------------------------------------------------------------
              A Plazo                       103,000,000.00     86,000,000.00     44,000,000.00    50,501,680.00     38,000,000.00
---------------------------------------------------------------------------------------------------------------------------------
              De Ahorros                              0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
         De Bancos                          390,708,790.01    410,679,521.39    494,105,049.16   577,157,200.74    477,748,391.36
---------------------------------------------------------------------------------------------------------------------------------
              A la Vista                      9,899,421.12     10,096,380.61     11,761,030.48    10,387,983.75      8,583,231.66
---------------------------------------------------------------------------------------------------------------------------------
              A Plazo                       380,809,368.89    400,583,140.78    482,344,018.68   566,769,216.99    469,165,159.70
---------------------------------------------------------------------------------------------------------------------------------
OBLIGACIONES                                831,663,808.85    835,118,294.17    817,166,704.50   802,651,839.32    726,928,902.58
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                 21,633,511.00     21,633,511.00     20,961,247.80    20,964,945.60     20,964,945.60
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                             810,030,297.85    813,484,783.17    796,205,456.70   781,686,893.72    705,963,956.98
---------------------------------------------------------------------------------------------------------------------------------
OTROS PASIVOS                               100,999,864.50    105,319,160.85    125,660,212.69   109,764,565.96     88,319,498.56
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                 26,668,458.77     26,505,714.53     52,876,428.71    29,275,648.24      9,425,978.05
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                              74,331,405.73     78,813,446.32     72,783,783.98    80,488,917.72     78,893,520.51
---------------------------------------------------------------------------------------------------------------------------------
PATRIMONIO                                  482,602,339.74    485,518,405.34    497,803,603.54   498,787,842.83    501,113,598.09
---------------------------------------------------------------------------------------------------------------------------------
     Capital                                328,225,212.57    328,225,206.20    328,225,206.20   328,225,206.20    328,225,206.20
---------------------------------------------------------------------------------------------------------------------------------
     Reservas de Capital                     16,609,728.78     16,609,728.78     16,609,728.78    16,609,728.78     16,609,728.78
---------------------------------------------------------------------------------------------------------------------------------
     Otras Reservas                                   0.00              0.00              0.00             0.00              0.00
---------------------------------------------------------------------------------------------------------------------------------
     Utilidad de Periodos Anteriores         98,480,590.21     98,480,590.21     98,480,590.21    94,545,316.43     94,545,316.43
---------------------------------------------------------------------------------------------------------------------------------
     Utilidad de Periodo                     28,353,232.45     32,044,307.92     45,163,182.37    50,313,997.65     52,616,325.79
---------------------------------------------------------------------------------------------------------------------------------
    Ganancia o Perdida en Valores
       Disponible para la venta              10,933,575.73     10,158,572.23      9,324,895.98     9,093,593.77      9,117,020.89
---------------------------------------------------------------------------------------------------------------------------------
PASIVO Y PATRIMONIO                       1,950,963,230.60  1,964,790,393.94  2,022,752,544.07 2,080,800,952.13  1,854,317,463.44
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                              2004
---------------------------------------------------------------------------------------------------------------------------------
                         Descripcion               Agosto         Septiembre          Octubre         Noviembre         Diciembre
---------------------------------------------------------------------------------------------------------------------------------
ACTIVOS LIQUIDOS                                130,193,313.76
---------------------------------------------------------------------------------------------------------------------------------
     Depositos Locales en Bancos                    150,856.46
---------------------------------------------------------------------------------------------------------------------------------
         A la Vista                                 150,856.46
---------------------------------------------------------------------------------------------------------------------------------
         A Plazo                                          0.00
---------------------------------------------------------------------------------------------------------------------------------
     Depositos Extranjeros en Bancos            129,926,870.28
---------------------------------------------------------------------------------------------------------------------------------
         A la Vista                               2,926,870.28
---------------------------------------------------------------------------------------------------------------------------------
         A Plazo                                127,000,000.00
---------------------------------------------------------------------------------------------------------------------------------
Menos Provisiones                                         0.00
---------------------------------------------------------------------------------------------------------------------------------
          Locales                                         0.00
---------------------------------------------------------------------------------------------------------------------------------
          Extranjero                                      0.00
---------------------------------------------------------------------------------------------------------------------------------
     Otros                                          115,587.02
---------------------------------------------------------------------------------------------------------------------------------
CARTERA CREDITICIA                            1,505,938,373.49
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                    291,413,547.13
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                               1,381,796,027.09
---------------------------------------------------------------------------------------------------------------------------------
Menos Provisiones                               167,271,200.73
---------------------------------------------------------------------------------------------------------------------------------
          Locales                                75,857,566.79
---------------------------------------------------------------------------------------------------------------------------------
          Extranjero                             91,413,633.94
---------------------------------------------------------------------------------------------------------------------------------
INVERSIONES EN VALORES                          118,590,815.37
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                              0.00
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                                 118,590,815.37
---------------------------------------------------------------------------------------------------------------------------------
Menos Provisiones                                         0.00
---------------------------------------------------------------------------------------------------------------------------------
          Locales                                         0.00
---------------------------------------------------------------------------------------------------------------------------------
          Extranjero                                      0.00
---------------------------------------------------------------------------------------------------------------------------------
OTROS ACTIVOS                                    67,561,622.22
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                      6,216,771.59
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                                  61,344,850.63
---------------------------------------------------------------------------------------------------------------------------------
TOTAL DE ACTIVOS                              1,822,284,124.84
---------------------------------------------------------------------------------------------------------------------------------
DEPOSITOS                                       524,102,642.22
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                     22,051,244.27
---------------------------------------------------------------------------------------------------------------------------------
        Oficiales                                         0.00
---------------------------------------------------------------------------------------------------------------------------------
        De Particuales                                    0.00
---------------------------------------------------------------------------------------------------------------------------------
              A la Vista                                  0.00
---------------------------------------------------------------------------------------------------------------------------------
              A Plazo                                     0.00
---------------------------------------------------------------------------------------------------------------------------------
              De Ahorros                                  0.00
---------------------------------------------------------------------------------------------------------------------------------
         De Bancos                               22,051,244.27
---------------------------------------------------------------------------------------------------------------------------------
              A la Vista                          5,998,529.44
---------------------------------------------------------------------------------------------------------------------------------
              A Plazo                            16,052,714.83
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                                 502,051,397.95
---------------------------------------------------------------------------------------------------------------------------------
        Oficiales                                         0.00
---------------------------------------------------------------------------------------------------------------------------------
         De Particulares                         35,202,151.00
---------------------------------------------------------------------------------------------------------------------------------
              A la Vista                          1,202,151.00
---------------------------------------------------------------------------------------------------------------------------------
              A Plazo                            34,000,000.00
---------------------------------------------------------------------------------------------------------------------------------
              De Ahorros                                  0.00
---------------------------------------------------------------------------------------------------------------------------------
         De Bancos                              466,849,246.95
---------------------------------------------------------------------------------------------------------------------------------
              A la Vista                          8,944,730.80
---------------------------------------------------------------------------------------------------------------------------------
              A Plazo                           457,904,516.15
---------------------------------------------------------------------------------------------------------------------------------
OBLIGACIONES                                    681,792,941.40
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                     20,964,945.60
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                                 660,827,995.80
---------------------------------------------------------------------------------------------------------------------------------
OTROS PASIVOS                                   100,005,439.27
---------------------------------------------------------------------------------------------------------------------------------
     Locales                                      2,990,720.75
---------------------------------------------------------------------------------------------------------------------------------
     Extranjero                                  97,014,718.52
---------------------------------------------------------------------------------------------------------------------------------
PATRIMONIO                                      516,383,101.95
---------------------------------------------------------------------------------------------------------------------------------
     Capital                                    328,225,206.20
---------------------------------------------------------------------------------------------------------------------------------
     Reservas de Capital                         16,609,728.78
---------------------------------------------------------------------------------------------------------------------------------
     Otras Reservas                                       0.00
---------------------------------------------------------------------------------------------------------------------------------
     Utilidad de Periodos Anteriores             94,545,316.41
---------------------------------------------------------------------------------------------------------------------------------
     Utilidad de Periodo                         67,563,740.00
---------------------------------------------------------------------------------------------------------------------------------
    Ganancia o Perdida en Valores
       Disponible para la venta                   9,439,110.56
---------------------------------------------------------------------------------------------------------------------------------
PASIVO Y PATRIMONIO                           1,822,284,124.84
---------------------------------------------------------------------------------------------------------------------------------

                                                        21 de septiembre de 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                               ENERO - AGOSTO 2004
                                  (En Balboas)

[LOGO]

-------------------------------------------------------------------------------------------------------------------
           Descripcion                Enero           Febrero          Marzo         Trimestre I         Abril
-------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses               6,554,346.26    4,920,235.16    5,734,864.07     17,209,445.49    6,380,969.21
-------------------------------------------------------------------------------------------------------------------
     Prestamos                       5,806,089.31    4,357,928.60    5,135,119.62     15,299,137.53    5,863,136.60
-------------------------------------------------------------------------------------------------------------------
     Depositos                         134,326.48      151,395.63      195,196.95        480,919.06      117,950.90
-------------------------------------------------------------------------------------------------------------------
     Inversiones                       613,930.47      410,910.93      404,547.50      1,429,388.90      399,881.71
-------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones               2,503,583.65    2,302,555.27    2,483,510.96      7,289,649.88    1,968,282.79
-------------------------------------------------------------------------------------------------------------------
     Intereses Pagados               2,463,551.58    2,289,995.94    2,487,621.71      7,241,169.23    1,967,086.81
-------------------------------------------------------------------------------------------------------------------
     Comisiones                         40,032.07       12,559.33       -4,110.75         48,480.65        1,195.98
-------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses            4,050,762.61    2,617,679.89    3,251,353.11      9,919,795.61    4,412,686.42
-------------------------------------------------------------------------------------------------------------------
Otros Ingresos                         574,025.74      440,603.31      840,675.99      1,855,305.04    1,113,133.33
-------------------------------------------------------------------------------------------------------------------
     Comisiones                        548,963.99      665,864.96      509,460.70      1,724,289.65      448,767.69
-------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas            -4,122.82        3,312.45         -188.10           -998.47       -5,276.39
-------------------------------------------------------------------------------------------------------------------
     Otros ingresos                     29,184.57     -228,574.10      331,403.39        132,013.86      669,642.03
-------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones              4,624,788.35    3,058,283.20    4,092,029.10     11,775,100.65    5,525,819.75
-------------------------------------------------------------------------------------------------------------------
Egresos Generales                    1,845,294.21     -262,208.98       75,177.76      1,658,262.99    1,834,744.28
-------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos          1,019,194.48      989,036.77    1,142,090.66      3,150,321.91    1,081,277.48
-------------------------------------------------------------------------------------------------------------------
     Gastos Generales                  149,318.22      313,300.33      258,581.00        721,199.55      461,578.86
-------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion            119,749.86      113,223.73      121,469.30        354,442.89      114,761.87
-------------------------------------------------------------------------------------------------------------------
     Otros Gastos                      557,031.65   -1,677,769.81   -1,446,963.20     -2,567,701.36      177,126.07
-------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones        2,779,494.14    3,320,492.18    4,016,851.34     10,116,837.66    3,691,075.47
-------------------------------------------------------------------------------------------------------------------
     Provisiones por Cuentas Malas  -7,813,682.87   -3,878,544.87   -6,544,167.05    -18,236,394.79            0.00
-------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                10,593,177.01    7,199,037.05   10,561,018.39     28,353,232.45    3,691,075.47
-------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
           Descripcion                     Mayo            Junio       Trimestre II        Julio          Agosto
---------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                   4,264,633.98    4,805,777.19   15,451,380.38    5,956,173.81    5,166,109.73
---------------------------------------------------------------------------------------------------------------------
     Prestamos                           3,739,030.99    4,260,070.42   13,862,238.01    5,163,280.23    4,542,470.61
---------------------------------------------------------------------------------------------------------------------
     Depositos                             125,544.66      155,602.07      399,097.63      214,359.27      249,705.79
---------------------------------------------------------------------------------------------------------------------
     Inversiones                           400,058.33      390,104.70    1,190,044.74      578,534.31      373,933.33
---------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                   1,574,042.61    2,216,807.28    5,759,132.68    2,330,486.54    2,217,689.27
---------------------------------------------------------------------------------------------------------------------
     Intereses Pagados                   1,573,928.57    2,192,519.50    5,733,534.88    2,329,681.19    2,207,240.49
---------------------------------------------------------------------------------------------------------------------
     Comisiones                                114.04       24,287.78       25,597.80          805.35       10,448.78
---------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses                2,690,591.37    2,588,969.91    9,692,247.70    3,625,687.27    2,948,420.46
---------------------------------------------------------------------------------------------------------------------
Otros Ingresos                            -433,346.43      844,248.66    1,524,035.56      521,012.50      553,427.79
---------------------------------------------------------------------------------------------------------------------
     Comisiones                            534,153.82      489,646.56    1,472,568.07      470,706.87      532,085.51
---------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas              -221,370.05        9,394.48     -217,251.96        4,346.44        9,062.27
---------------------------------------------------------------------------------------------------------------------
     Otros ingresos                       -746,130.20      345,207.62      268,719.45       45,959.19       12,280.01
---------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                  2,257,244.94    3,433,218.57   11,216,283.26    4,146,699.77    3,501,848.25
---------------------------------------------------------------------------------------------------------------------
Egresos Generales                          853,496.71    6,189,508.90    8,877,749.89    1,959,913.45    3,998,620.76
---------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos              1,121,934.67    1,350,628.36    3,553,840.51    1,217,381.40    1,007,599.62
---------------------------------------------------------------------------------------------------------------------
     Gastos Generales                      384,344.75      388,900.71    1,234,824.32      425,342.92      355,190.17
---------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion                108,282.02      111,227.05      334,270.94      139,814.92       95,478.93
---------------------------------------------------------------------------------------------------------------------
     Otros Gastos                         -761,064.73    4,338,752.78    3,754,814.12      177,374.21    2,540,352.04
---------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones            1,403,748.23   -2,756,290.33    2,338,533.37    2,186,786.32     -496,772.51
---------------------------------------------------------------------------------------------------------------------
     Provisiones por Cuentas Malas     -11,715,126.22   -7,907,105.61  -19,622,231.83            0.00  -15,444,186.71
---------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                    13,118,874.45    5,150,815.28   21,960,765.20    2,186,786.32   14,947,414.20
---------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
           Descripcion               Septiembre     Trimestre III       Octubre        Noviembre       Diciembre
----------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                                11,122,283.54
----------------------------------------------------------------------------------------------------------------
     Prestamos                                         9,705,750.84
----------------------------------------------------------------------------------------------------------------
     Depositos                                           464,065.06
----------------------------------------------------------------------------------------------------------------
     Inversiones                                         952,467.64
----------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                                 4,548,175.81
----------------------------------------------------------------------------------------------------------------
     Intereses Pagados                                 4,536,921.68
----------------------------------------------------------------------------------------------------------------
     Comisiones                                           11,254.13
----------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses                              6,574,107.73
----------------------------------------------------------------------------------------------------------------
Otros Ingresos                                         1,074,440.29
----------------------------------------------------------------------------------------------------------------
     Comisiones                                        1,002,792.38
----------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas                              13,408.71
----------------------------------------------------------------------------------------------------------------
     Otros ingresos                                       58,239.20
----------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                                7,648,548.02
----------------------------------------------------------------------------------------------------------------
Egresos Generales                                      5,958,534.21
----------------------------------------------------------------------------------------------------------------
     Gastos Administrativos                            2,224,981.02
----------------------------------------------------------------------------------------------------------------
     Gastos Generales                                    780,533.09
----------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion                              235,293.85
----------------------------------------------------------------------------------------------------------------
     Otros Gastos                                      2,717,726.25
----------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones                          1,690,013.81
----------------------------------------------------------------------------------------------------------------
     Provisiones por Cuentas Malas                   -15,444,186.71
----------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                                  17,134,200.52
----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------
           Descripcion                      Trimestre IV  Acumulado Anual
-------------------------------------------------------------------------
Ingresos Por Intereses                           0.00      43,783,109.41
-------------------------------------------------------------------------
     Prestamos                                   0.00      38,867,126.38
-------------------------------------------------------------------------
     Depositos                                   0.00       1,344,081.75
-------------------------------------------------------------------------
     Inversiones                                 0.00       3,571,901.28
-------------------------------------------------------------------------
Egresos de Operaciones                           0.00      17,596,958.37
-------------------------------------------------------------------------
     Intereses Pagados                           0.00      17,511,625.79
-------------------------------------------------------------------------
     Comisiones                                  0.00          85,332.58
-------------------------------------------------------------------------
Ingreso Neto de Intereses                        0.00      26,186,151.04
-------------------------------------------------------------------------
Otros Ingresos                                   0.00       4,453,780.89
-------------------------------------------------------------------------
     Comisiones                                  0.00       4,199,650.10
-------------------------------------------------------------------------
     Operaciones con Divisas                     0.00        -204,841.72
-------------------------------------------------------------------------
     Otros ingresos                              0.00         458,972.51
-------------------------------------------------------------------------
Ingresos de Operaciones                          0.00      30,639,931.93
-------------------------------------------------------------------------
Egresos Generales                                0.00      16,494,547.09
-------------------------------------------------------------------------
     Gastos Administrativos                      0.00       8,929,143.44
-------------------------------------------------------------------------
     Gastos Generales                            0.00       2,736,556.96
-------------------------------------------------------------------------
     Gastos de Depreciacion                      0.00         924,007.68
-------------------------------------------------------------------------
     Otros Gastos                                0.00       3,904,839.01
-------------------------------------------------------------------------
Utilidad antes de Provisiones                    0.00      14,145,384.84
-------------------------------------------------------------------------
     Provisiones por Cuentas Malas               0.00     -53,302,813.33
-------------------------------------------------------------------------
Utilidad del Periodo                             0.00      67,448,198.17
-------------------------------------------------------------------------